Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 STRATEGY COMMITTEE INTERNAL CHARTER 1. CHARTER – The functioning of the Strategy Committee (“Committee”) of Itaú Unibanco Holding S.A. ( Company ), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter ( Charter ). 2. COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area. 2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee. 2.2. The function of a Committee member is not delegable. 2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time. 2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter. 3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments: I. With respect to the strategic guidelines: a. support the Board of Directors in the discussion with the Board on strategic guidelines relating to business issues; b. issue reports and recommendations on strategic guidelines, thereby providing support Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 STRATEGY COMMITTEE INTERNAL CHARTER 1. CHARTER – The functioning of the Strategy Committee (“Committee”) of Itaú Unibanco Holding S.A. ( Company ), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the Company’s General Stockholders’ Meeting, shall be governed by this Internal Charter ( Charter ). 2. COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area. 2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee. 2.2. The function of a Committee member is not delegable. 2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time. 2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter. 3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments: I. With respect to the strategic guidelines: a. support the Board of Directors in the discussion with the Board on strategic guidelines relating to business issues; b. issue reports and recommendations on strategic guidelines, thereby providing support

STRATEGY COMMITTEE INTERNAL CHARTER of ITAÚ UNIBANCO HOLDING S.A. Page 2 for Board of Directors decisions; and c. within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact. II. With respect to investment guidelines: a. review investment opportunities presented by the Board and which have a significant impact on the business; and b. issue reports and recommendations on the investment opportunities presented, supporting Board of Directors discussions and decisions. III. With respect to budgetary guidelines: a. propose budgetary guidelines to the Board of Directors; b. conduct an in-depth discussion with the Board in order to set budgetary guidelines; c. following discussion with the Board, recommend an opinion to the Board of Directors on the budget for the current year; and d. advise and support the Chief Executive Officer on the monitoring of the corporate strategy for the budget. IV. With respect to sustainability guidelines, to lead the Board of Directors’ discussions on the main applicable challenges and trends. 3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities. 4. MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman. 4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e- mail. 4.2. The convening notice is waived for a meeting where all members of the Committee attend. 4.3. The meetings of the Committee may be validly installed when at least the absolute majority of members is present. STRATEGY COMMITTEE INTERNAL CHARTER of ITAÚ UNIBANCO HOLDING S.A. Page 2 for Board of Directors decisions; and c. within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact. II. With respect to investment guidelines: a. review investment opportunities presented by the Board and which have a significant impact on the business; and b. issue reports and recommendations on the investment opportunities presented, supporting Board of Directors discussions and decisions. III. With respect to budgetary guidelines: a. propose budgetary guidelines to the Board of Directors; b. conduct an in-depth discussion with the Board in order to set budgetary guidelines; c. following discussion with the Board, recommend an opinion to the Board of Directors on the budget for the current year; and d. advise and support the Chief Executive Officer on the monitoring of the corporate strategy for the budget. IV. With respect to sustainability guidelines, to lead the Board of Directors’ discussions on the main applicable challenges and trends. 3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities. 4. MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman. 4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e- mail. 4.2. The convening notice is waived for a meeting where all members of the Committee attend. 4.3. The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

STRATEGY COMMITTEE INTERNAL CHARTER of ITAÚ UNIBANCO HOLDING S.A. Page 3 4.4. The members of the Committee shall attend at least seventy-five (75) percent of the meetings held in each term of office. 4.5. The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed valid. 4.6. The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote. 4.7. Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee. 4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines. 5. DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain. 5.1. The members of the Committee are subjected to the same duties as a board director. 6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee. 7. AMENDMENTS - This Charter may only be amended by the Board of Directors. ______________________________ STRATEGY COMMITTEE INTERNAL CHARTER of ITAÚ UNIBANCO HOLDING S.A. Page 3 4.4. The members of the Committee shall attend at least seventy-five (75) percent of the meetings held in each term of office. 4.5. The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed valid. 4.6. The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote. 4.7. Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee. 4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines. 5. DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain. 5.1. The members of the Committee are subjected to the same duties as a board director. 6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee. 7. AMENDMENTS - This Charter may only be amended by the Board of Directors. ______________________________